EXHIBIT 1

ECI Reports 11% Rise in First Quarter 2006 Revenues

PETACH TIKVA, Israel - April 27, 2006—ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of advanced telecommunications solutions to leading carriers and service providers, reported today that revenues for the first quarter 2006 reached $162 million, an 11% increase from the $145 million recorded in the first quarter of 2005 and compared with $169 million for the fourth quarter of 2005.

GAAP net income for the first quarter of 2006 reached $3.1 million, or $0.03 per share on a fully diluted basis, reflecting for the first time the adoption of FAS 123R regarding expensing of share based compensation. This compares with first quarter 2005 net income of $10.4 million, or $0.09 per share and $7.6 million, or $0.06 per share in the fourth quarter of 2005. The results of the first quarter of 2005 did not include the results of Laurel Networks, which was acquired in June 2005.

Pro forma, non-GAAP, net income for the first quarter of 2006 was $7.1 million, or $0.06 per diluted share, compared to $10.3 million, or $0.09 per fully diluted share in the previous quarter. Results for the previous quarter, both GAAP and pro forma, included a positive net income impact of almost $1 million, or $0.01 per share, from several special items.

ECI’s pro forma net income differs from results reported under U.S. GAAP due to adjustments made for the following on-going, non-cash items:

•	The amortization of acquired intangible assets.
•	The impact of share-based compensation.

Please see the accompanying Table 4 for a full reconciliation of GAAP to non-GAAP results.

Cash flow from operating activities continued to be strong and totaled $21 million for the first quarter of 2006. As of March 31, 2006, ECI Telecom's cash, including short and long-term deposits and marketable securities, totaled $267 million, or $2.25 per share, with no debt.

Revenues for the Optical Networks Division totaled $89 million for the first quarter of 2006, up 17% from the year ago period and up $2 million from the preceding quarter. Operating income for the division reached $12.7 million, up 157% compared to the first quarter of 2005. Strong demand for cellular backhaul continued to be a primary driver in the division’s sales growth.

Revenues for the Broadband Access Division totaled $62 million for the first quarter of 2006, down 1% from the year ago period and $6 million less than in the previous quarter. The decline in the division’s revenues resulted entirely from the conclusion of deliveries under the contract with Chungwha Telecom in Taiwan. Operating income for the division increased sequentially to $5.9 million, and declined compared to $8.5 million in the year ago period.
Revenues for the Data Networking Division (formerly Laurel Networks) totaled $2.1 million for the first quarter of 2006, up slightly from the previous quarter, while the operating loss was $9.5 million, compared to $8.7 million in the previous quarter, reflecting the still relatively low revenues and continued intensive R&D efforts currently underway in the division.

Rafi Maor, ECI Telecom President and CEO stated, “The demand for ECI products continues to be strong and order intake for the quarter enabled us to record year-over-year revenue growth and further build our backlog. This growth is driven primarily by the continued deployment of advanced triple play networks by our major customers and by continued strong demand for our leading cellular backhaul solutions, especially in emerging markets, where the growth of the cellular industry continues to be strong.

“During the first quarter our Broadband Access Division enjoyed strong demand for its products. While, as expected, revenues were down sequentially, we continued to enjoy strong demand from our major customers. This quarter we began deploying one of the most advanced broadband networks in the world - a next generation broadband network for T-Com - a unit of Deutsche Telekom. This network will be one of the first large-scale commercial VDSL2 networks in the world. ECI has been selected to deploy its VDSL2 technology in T-Com's initial phase covering the ten largest cities in Germany. This will allow T-Com to offer its customers High Definition multi-channel IPTV and video on demand services over existing telephone lines. The deployment uses ECI Telecom’s Hi-FOCuS 5 pure IP Multi-Service Access Gateway (MSAG). This project has the potential to create new opportunities for ECI in the IPTV arena.

“ECI’s leading position in the emerging IPTV market has recently been recognized by the Multimedia Research Group, a well recognized industry authority, which ranked ECI as the #1 vendor in Europe and #2 worldwide in terms of IPTV subscribers, based on deployments through year-end 2005. As a growing number of carriers worldwide look to deploy IPTV and multimedia offerings, our leadership position in this area provides an excellent foundation for future growth.

“Our Optical Networks Division continued its strong performance with its 11th quarter of sequential revenue growth. We continue to see strong demand for our leading cellular backhaul solutions, driven by robust growth in new cellular subscribers throughout the emerging markets, as well as the continued growth in 3G subscribers in Europe and parts of Asia. Noteworthy are the strong orders coming from India and from the countries of the former Soviet Union.

“Building on ECI`s expertise in the areas of broadband access and optical networks, our Data Networking Division is continuing to make good progress with the development of its new IP edge routing platform, which supports future IP-based transport and access systems, enabling us to meet the requirements of next-generation networks.

“During the quarter we received a follow on order for our ST series multi service edge router (MSER) from Dacom in Korea. As we continue to build the Division’s sales pipeline, we expect to see a significant sequential increase in sales in the coming quarters.

“ In summary, this was a great way for us to start 2006” concluded Maor.

Guidance

ECI reaffirms its guidance and expects its 2006 sales to grow at a rate exceeding that of the general telecommunications equipment sector, with sequential growth in its quarterly revenues and net income throughout the remainder of the year.

Veraz Networks (VoIP- 41% ECI holding)

In the first quarter of 2006, Veraz Networks announced that, as of the end of 2005, it had extended its Voice over IP (“VoIP”) footprint into over 50 countries with contracts covering multiple wireline and wireless service providers in both developed and emerging markets. Veraz was awarded 37 VoIP contracts in 2005, of which 50% were the result of new customer wins and the remainder represented installed base growth. Veraz Networks has already announced ongoing customer installations with Telecom New Zealand International, Sirius Telecom (US), Transit Telecom (Brazil), Bezeq and Bezeq International (Israel). During the quarter, Veraz Networks received INTERNET TELEPHONY Magazine's ''Product of the Year'' Award for 2005 and was honored with Frost & Sullivan’s 2006 IP Communication Carrier Infrastructure “Product Line Of The Year” Award.

Conference Call & Webcast

A conference call to discuss ECI Telecom’s first quarter 2006 financial results will take place today, Thursday, April 27, 2006, at 9:30am EDT, 4:30 pm Israel time. The quarterly results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers:
US: (800) -398-9386, International: +1 (612)-332-0228, Israel: 1-80-937-0052

A replay option will be available after the conference call, from 12:00 pm EDT on
April 27, 2006 through May 4th, 2006, at 11:59pm EDT.

Replay numbers:
US: (800)-475-6701, Int. +1 (320)-365-3844. Access code for both: 827184

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

A replay of the webcast will also be available on ECI Telecom’s website.

About ECI Telecom

ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services.

ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing Broadband access gateways, Service Edge Routers, Optical transport, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the failure to occur of the anticipated fast growth of the broadband and cellular markets and our inability to respond to those changes if they occur, pricing pressures, our inability to capitalize on the Laurel acquisition through new product introductions and increased sales of Laurel products through our sales network, risks relating to the integration of Laurel's operations into our own, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which is expected to result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2005 and other filings with the Securities and Exchange Commission.

ECI Telecom - Investor Relations
Jay Kalish, VP Investor Relations
Phone: +(972)-3-926-6255
Email: jay.kalish@ecitele.com

TABLE - 1
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of U.S. dollars, except per share figures)

	Three Months Ended		Three Months ended
	March 31,		December 31,
	2006	2005	2005
Revenues	162.0	145.4	169.1
Cost of revenues	97.0	85.6	101.7
Gross profit	65.0	59.9	67.5
Research and development costs, net	25.1	17.8	23.8
Selling and marketing expenses	21.9	21.4	24.6
General and administrative expenses	12.6	10.2	10.7
Amortization of acquisition-related intangible assets	1.2	-	1.4
Operating income	4.2	10.5	6.9
Financial income, net	2.2	0.9	1.7
Other income (expenses), net	(0.0)	0.7	1.6
Income from continuing operations
before taxes on income	6.3	12.1	10.1
Taxes on income	(1.0)	(0.9)	(0.8)
Income from continuing operations
after taxes on income	5.3	11.2	9.3
Company's equity in results of
investee companies - net	(2.2)	(0.8)	(1.7)
Minority interest in results of
subsidiaries - net	0.0	0.1	0.0
Net income	3.1	10.4	7.6

Basic earnings per share
Continuing operations	0.03	0.10	0.07

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	113.3	109.6	110.9

Diluted earnings per share
Continuing operations	0.03	0.09	0.06

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	119.0	117.4	118.6

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions of U.S. dollars)

	March 31,	December 31,
	2006	2005

Assets
Current Assets
Cash and cash equivalents	72.1	63.8
Short-term investments	48.3	41.3
Trade Receivables	168.1	152.8
Other receivables and prepaid expenses	28.6	28.4
Work in progress	3.2	2.9
Inventories	150.9	147.0
Total current assets	471.3	436.2

Long-term receivables, net	7.7	8.3
Long-term deposits and marketable securities	146.9	140.0
Assets held for severance benefits	26.3	25.9
Investments	17.1	19.8
Property, plant and equipment, net	120.0	119.6
Software development costs, net	11.6	12.0
Goodwill	39.3	39.3
Other assets	46.5	47.7

Total assets	886.6	848.7

Liabilities and shareholders' equity

Current liabilities
Trade payables	71.0	56.5
Other payables and accrued liabilities	132.4	120.5
Total current liabilities	203.4	177.0

Long-term liabilities
Other liabilities	0.2	0.2
Liability for employee severance benefits	47.8	48.3
Total long-term liabilities	48.1	48.5

Total liabilities	251.5	225.5

Minority Interest	4.1	4.1
Shareholders' equity
Share capital	6.4	6.3
Capital surplus	659.7	648.5
Accumulated other comprehensive income	6.0	8.5
Accumulated deficit	(41.1)	(44.2)
Total shareholders' equity	631.0	619.1

Total Liabilities and shareholders' equity	886.6	848.7

TABLE - 3
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of U.S. dollars)

	Three Months Ended		Three Months ended
	March 31,		December 31,
	2006	2005	2005
Cash flows from operating activities
Net income	3.1	10.4	7.6
Adjustments to reconcile net income to cash
provided by operating activities:
Depreciation and amortization	9.6	9.9	8.2
Amortization of share based compensation	2.8	0.0	1.2
Capital Losses (gains), net	0.1	(2.5)	(1.9)
Other, net	0.7	1.2	(0.5)
Company's equity in results of investee companies	2.2	0.8	1.7
Minority interest in net results of subsidiaries	0.0	(0.1)	(0.0)
Decrease (increase) in working capital (including non-current
maturities of trade receivables)	3.1	(8.3)	5.2
Increase in other long-term liabilities	0.1	-	0.0
Increase (decrease) in liability for employee severance benefits	(0.5)	(1.4)	0.8
Net cash provided by operating activities	21.2	10.1	22.4
Cash flows for investing activities
Investments in deposits, net	0.3	(2.4)	3.9
Software development costs capitalized	(1.8)	(2.5)	(1.9)
Investment in property, plant and equipment	(6.5)	(5.5)	(7.0)
Proceeds from sale of property, plant and equipment	0.3	0.4	6.3
Investments in investee companies	(0.3)	-	-
Proceeds from realization of an investee company	-	2.4	-
Repayment of long term loans granted	0.2	-	-
Acquisition of an operation	-	-	(2.9)
Investments in marketable securities, net	(13.0)	(1.2)	(7.7)
Changes in assets held for severance benefits	(0.4)	0.4	(0.6)
Net cash used in investing activities	(21.1)	(8.6)	(10.0)
Cash flows from financing activities
Repayment of long-term loans	-	(30.0)	-
Exercise of employee stock options	8.5	0.5	1.2
Net cash provided by (used in) financing activities	8.5	(29.5)	1.2

Effect of change in exchange rate on cash	(0.2)	(0.3)	(0.6)

Changes in cash and cash equivalents	8.3	(28.3)	13.1

Cash and cash equivalents at beginning of period	63.8	74.2	50.7

Cash and cash equivalents at end of period	72.1	45.9	63.8

TABLE - 4
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended March, 31				Three months ended December, 31
	2006				2005
	GAAP	Proforma		Proforma	GAAP	Proforma		Proforma
	Reported	Adjustments			Reported	Adjustments

Revenues	162.0			162.0	169.1			169.1
Cost of revenues	97.0	(0.3)	(*)	96.7	101.7	(0.2)	(*)	101.5
Gross profit	65.0	0.3		65.3	67.5	0.2		67.7
Research and development costs, net	25.1	(0.9)	(*)	24.2	23.8	(0.4)	(*)	23.4
Selling and marketing expenses	21.9	(0.6)	(*)	21.3	24.6	(0.4)	(*)	24.2
General and administrative expenses	12.6	(1.1)	(*)	11.6	10.7	(0.3)	(*)	10.5
Amortization of acquisition-related intangible assets	1.2	(1.2)		-	1.4	(1.4)		-
Operating income	4.2	4.1		8.2	6.9	2.7		9.5
Financial income ,net	2.2			2.2	1.7			1.7
Other income (expenses), net	(0.0)			(0.0)	1.6			1.6
Income from continuing operations
before taxes on income	6.3	4.1		10.4	10.1	2.7		12.8
Taxes on income	(1.0)			(1.0)	(0.8)			(0.8)
Income from continuing operations
after taxes on income	5.3	4.1		9.3	9.3	2.7		12.0
Company's equity in results of
investee companies - net	(2.2)			(2.2)	(1.7)			(1.7)
Minority interest in results of
subsidiaries - net	0.0			0.0	0.0			0.0
Net income	3.1	4.1		7.1	7.6	2.7		10.3

Basic earnings per share
Continuing operations	0.03	0.04		0.06	0.07	0.02		0.09

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	113.3	113.3		113.3	110.9	110.9		110.9

Diluted earnings per share
Continuing operations	0.03	0.03		0.06	0.06	0.02		0.09

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	119.0	119.0		119.0	118.6	118.6		118.6

(*) Share based compensation.